SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME: Catalyst Strategic Income Opportunities Fund

ADDRESS OF PRINCIPAL BUSINESS OFFICE:              36 North New York Avenue

Huntington, NY 11743

TELEPHONE NUMBER:                                               1-631-629-4237

NAME AND ADDRESS OF AGENT FOR

SERVICE OF PROCESS:                                              The Corporation Trust Company

Corporate Trust Center

1209 Orange Street

Wilmington, DE 19801

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☒Yes                                  ☐No

SIGNATURES

Pursuant to the requirements of Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of San Juan, Commonwealth of Puerto Rico on this 10 th day of January 2024.

Catalyst Strategic Income Opportunities Fund

By:	/s/ Michael Ciklin
Michael Ciklin
Trustee (sole trustee)

Attest:

By:	/s/ Daniel Brian
Name:	Daniel Brian